September 22, 2010

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2009

Dear Mr. Rosenberg:

By letter dated August 24, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), as filed with the SEC on June 22, 2010.  This letter contains Prudential’s responses to the Staff’s comments, in reference to file number 001-15040.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them, and the page references below refer to the relevant page numbers in the 2009 20-F.

Item 5. Operating and Financial Review and Prospects
Summary Consolidated Results and Basis of Preparation and Analysis
Profit from insurance operations, page 157

1.	Please tell us why the sale of the Taiwan agency business did not qualify as a discontinued operation under IFRS 5.

Response

Under IFRS 5 paragraph 32, a discontinued operation is defined as follows:

“A discontinued operation is a component of an entity that either has been disposed of, or is classified as held-for sale, and

(a) represents a separate major line of business or geographical area of operations;

Mr. Jim B. Rosenberg, p. 2

(b) is part of a single co-coordinated plan to dispose of a separate major line of business or geographic area of operations; or

(c) is a subsidiary acquired exclusively with a view to resale.”

Points (b) and (c) above are not relevant to the sale of the Taiwan agency business. Looking at point (a) above, although the Taiwan agency business was a “component” of the Group as defined under IFRS 5, the operation did not qualify as a discontinued operation. The logic underlying this conclusion is that:

i)	the sold Taiwan agency business is not the only business the Group has in Taiwan. The Group continues to sell life products in Taiwan through the retained bancassurance distribution channel; and
ii)
moreover, even if Prudential had fully exited Taiwan through this sale, the whole operation was not a separate major line of business or geographical area for the Group as illustrated below by the following 2008, 2007 and 2006 financial data:

Year ended December 31, 2008
	Taiwan life operation as a whole*	Group	Percentage of Group
	£m	£m
New business sales premiums	342	16,797	2%
Operating profit based on longer-term investment returns	60	1,347	4%
Loss before tax attributable to shareholders	(8)	(450)	2%
Total assets	4,807	215,542	2%
Total policyholders liabilities and unallocated surplus of with-profits funds	4,025	182,391	2%

Year ended December 31, 2007
	Taiwan life operation as a whole*	Group	Percentage of Group
	£m	£m
New business sales premiums	350	16,314	2%
Operating profit based on longer-term investment returns	45	1,201	4%
(Loss) profit before tax attributable to shareholders	(44)	1,063	(4%)
Total assets	3,518	219,382	2%
Total policyholders liabilities and unallocated surplus of with-profits funds	2,783	190,317	1%

Year ended December 31, 2006
	Taiwan life operation as a whole*	Group	Percentage of Group
	£m	£m
New business sales premiums	231	15,075	2%
Operating profit based on longer-term investment returns	34	1,050	3%
Profit before tax attributable to shareholders	49	1,281	4%
Total assets	2,828	216,528	1%
Total policyholders liabilities and unallocated surplus of with-profits funds	2,250	178,539	1%

* Illustration provided for the whole of Taiwan life operation i.e. including both the sold agency business and the retained bank distribution business.

Mr. Jim B. Rosenberg, p. 3

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
A: Background and accounting policies
A3: Critical accounting policies
(a) Critical accounting policies, page F-14

2.
Please revise your disclosure to unreservedly and explicitly state that the financial statements do comply with IFRS as issued by the IASB similar to your disclosure on pages 138 and F-13 as required by Item 17(c) of Form 20-F.

Response

We will revise the disclosure on page F-14 in future Form 20-F filings as follows, similar to our disclosure on pages 138 and F-13:

“A3: Critical accounting policies, estimates and judgments

(a)	Critical accounting policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as ~~adopted for use~~endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. As at December 31, 2009, there were no unendorsed standards effective for the three years ended December 31, 2009 affecting the consolidated financial information of Prudential or the parent company financial information, and there was no difference between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the three years ended December 31, 2009 is prepared in accordance with IFRS as issued by the IASB. ~~Were the Prudential Group to apply IFRS as published by the IASB, as opposed to the EU-adopted IFRS, no additional measurement or disclosures would be required.~~ It is Prudential’s policy to adopt mandatory requirements of new or altered EU-adopted IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.”

Mr. Jim B. Rosenberg, p. 4

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
D: Life assurance business, page F-76

3.
For each of the sensitivity analyses provided in this section, please revise your disclosure to indicate whether the changes presented are reasonably possible.  Otherwise, please revise the sensitivity analyses to present changes that are reasonably possible.  Please refer to paragraph 40(a) of IFRS 7.

Response

In accordance with IFRS 7, changes presented in each of our sensitivity analyses in the various notes within section “D: Life assurance business” of our consolidated financial statements are required to be, and are, reasonably possible. We do not believe that IFRS 7 paragraph 40 (a) requires this to be explicitly stated, but we acknowledge that we have explicitly stated this fact in certain of the sensitivity analyses presented (e.g., in the exposure to equity risk analyses of the US insurance operations on page F-139), but not in others.

In future Form 20-F filings, we propose to include upfront in note D1:Group Overview, an explicit statement that indicates that all changes presented in our sensitivity analyses are reasonably possible. The proposed disclosure, which would be included in future filings in section D1(d) (ii) corresponding to the disclosure beginning on page F-82 of our 2009 Form 20-F, is as follows:

“D1: Group overview
(d) Sensitivity of IFRS basis profit or loss and equity to market and other risks
(ii) IFRS shareholder results – Exposures for market and other risk

Key Group exposures

Detailed analyses of sensitivity of IFRS basis profit or loss and equity to market and other risks are provided in notes D2(i), D3(i), D4(i) and E4. The sensitivity analyses provided show the effect on IFRS basis profit or loss and equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date.”

Mr. Jim B. Rosenberg, p. 5

Item 18. Financial Statements
Notes to the Consolidated Financial Statements
G: Financial assets and liabilities
G1: Financial instruments – designation and fair value
Determination of fair value, p. F-199

4.
You disclose that you use independent external quotations from multiple sources.  Please revise your disclosure to include how you determined the ultimate value you used in your financial statements where you obtained more than quote.  Also disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services.

Response

We provide below proposed revised disclosure, which will be included in future Form 20-F filings in a paragraph corresponding to the paragraph on page F-201 of our 2009 Form 20-F :

“G: Financial assets and liabilities
G1: Financial instruments – designation and fair value
Determination of fair value
The nature of Prudential’s operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities.  These assets, in line with market practice, are generally valued using independent pricing providers in the US and third-party broker quotes in the UK and Asia either directly or via third parties, such as IDC or Bloomberg. Such assets are~~have~~ generally ~~been~~ classified as level 2 as the nature of these ~~broker~~ quotations means that ~~it does~~ they do not strictly meet the definition of level 1 assets. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.”

Mr. Jim B. Rosenberg, p. 6

*                      *                      *

At the Staff’s request, Prudential acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law in the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 20 7548 3640.

Very truly yours,

/s/ David Martin

David Martin
Head of Financial Accounting

cc:
Ms. Vanessa Robertson, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Mr. Sebastian Sperber, Cleary Gottlieb Steen & Hamilton LLP
Mr. Matthew Dickman, Cleary Gottlieb Steen & Hamilton LLP